November 30, 2023

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

Attention:	Aiustin Pattan

Jennifer Thompson

China Southern Airlines Company Limited

Form 20-F for the Fiscal Year ended December 31, 2022

Dear Mr. Pattan and Ms. Thompson:

We refer to your letter dated November 2, 2023 (the “Comment Letter”), to China Southern Airlines Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-14660) (the “2022 Form 20-F”).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 114

1.

We note your response to prior comment 2 indicates that none of the five directors you previously identified as members of the Chinese Communist Party is an official of the Chinese Communist Party because none of these five directors works in any Chinese governmental body. Please refer to your response dated August 25, 2023, and explain to us in detail how you reasonably concluded that the three directors with CCP official titles of Party Secretary or Deputy Party Secretary of CSAH are not CCP officials given their official titles, roles and responsibilities. In doing so, please describe in detail the roles and responsibilities corresponding to each official title.

Response:

The Company respectfully submits that the steps taken by the Company to conclude that the three directors with Chinese Communist Party (“CCP”) official titles are not CCP officials are as follows:

(i)

As explained by the Company in its response dated August 25, 2023, the Company notes that the Holding Foreign Companies Accountable Act, the Holding Foreign Companies Accountable Act Disclosure (Release No. 34-91364 (Mar. 18, 2021)) and other relevant releases and statements issued by the SEC do not provide a definition or guidelines to determine who is an “official” of the Chinese Communist Party. Therefore, the Company referred to the Black’s Law Dictionary (11th ed. 2019), which defines “official” as “someone who holds or is invested with a public office; a person elected or appointed to carry out some portion of a government’s sovereign powers”.

(ii)

As disclosed in the 2022 Form 20-F and the Company’s response dated August 25, 2023, among the five directors the Company previously identified as members of the Chinese Communist Party, the following three directors hold CCP titles as follows:

•	Mr. Ma Xulun is the Party Secretary of China Southern Air Holding Company Limited (“CSAH”, the parent company of the Company);

•	Mr. Han Wensheng is the Deputy Party Secretary of CSAH; and

•	Mr. Luo Laijun is the Deputy Party Secretary of CSAH.

Except for their positions at CSAH and the Company, which are enterprises in nature, none of these three directors now works in any Chinese governmental bodies.

The three directors fulfil their obligations and exercise their rights as members of the CCP according to the Constitution of Chinese Communist Party, which provides that the leading Party members group of the state-owned enterprise (where these three directors serve as Party Secretary or Deputy Party Secretary) discusses and decides on major issues of their enterprise in accordance with regulations.

(iii)	Based on the above, the Company does not believe any of these three directors is an official of the Chinese Communist Party.

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If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010 or jcscoville@debevoise.com.

Very truly yours,

/s/ James C. Scoville
James C. Scoville

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